Exhibit 15.2

Letter dated March 5, 2025 from KPMG Accountants N.V.
To: Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for ASML Holding NV (“the Company”) and, under the date of March 5, 2025, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2024 and 2023, and the effectiveness of internal control over financial reporting as of December 31, 2024. On March 5, 2025, the auditor-client relationship ceased.
We have read the Company’s statements included under Item 16F of its Form 20-F dated March 5, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the third paragraph within Item 16F that, during the fiscal years ended December 31, 2024 and 2023 and any subsequent period through March 5, 2025, neither the Company nor anyone on its behalf has consulted with PricewaterhouseCoopers Accountants NV (“PwC”) regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company and either a written report or oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Very truly yours,
/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands.
March 5, 2025